<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />August 19, 2008

Mr. Thomas E. Wirth

President

Feldman Mall Properties, Inc.

1010 Northern Boulevard, Suite 314

Great Neck, NY 11021

Dear Mr. Wirth:

This Letter of Intent (“LOI”) will describe the terms on which MacKenzie Patterson Fuller, LP and its affiliates (collectively “MPF”, or the “Buyer”) proposes to offer to acquire up to 100% but no less than 51% (including the approximately 9.1% already owned by MPF) of the outstanding common stock of Feldman Mall Properties, Inc. (“Feldman”).  No portion of this LOI shall be binding except for the sections entitled “Exclusivity,” “Expenses of the Parties,” “Earnest Money Deposit,” and “Conflicting Obligations,” which shall survive any termination of this LOI.

ACQUISITION TRANSACTION:                 MPF shall offer to purchase from Feldman’s existing common stock holders up to 100%, but no less than that percentage of the common stock outstanding which, when added to the shares already owned by MPF, would result in the ownership by MPF of 51% of the outstanding common shares, at a price of $1.50 per share.

EARNEST MONEY DEPOSIT:                      Within 48 hours of the execution of this LOI, MPF will wire a $100,000 Earnest Money Deposit to an escrow account opened with a mutually acceptable title company for purposes of this transaction.  The Earnest Money Deposit will be non-refundable to MPF, unless any of the items of the section entitled “Conditions to Close” have not been met within 60 days of the execution of this LOI, in which event the Earnest Money Deposit will be immediately refunded to MPF.

DUE DILIGENCE:                                          MPF agrees to complete its due diligence on Feldman within 60 days following execution of this LOI (the “Due Diligence Period”).

TENDER OFFER:                                           The Acquisition Transaction shall take the form of a tender offer extended to all of Feldman’s common stock holders.  Commencement of the tender offer is expected to occur upon the completion of the items in the section entitled “Conditions to Close,” but in any event no later than 90 days from the execution of this LOI.

ACCESS:                                                        Feldman will provide MPF and its designated representatives reasonable access during normal business hours, after prior written notice, to the books, records and property of Feldman and its properties, to facilitate a complete investigation, inspection and analysis of Feldman and its properties.  Feldman will also make available during normal business hours, after prior written notice, its attorneys, accountants, and other outside consultants for the purposes of discussion with MPF and its representatives of the proposed transaction.

CONDITIONS TO CLOSE:                           The obligations of each party to consummate the proposed Acquisition Transaction will be subject to the satisfaction of certain conditions. These conditions include:

(i)  Approval of this transaction by all of Feldman’s directors, including waiving any applicable ownership restrictions, and approval by any other persons whose consent is required including any lenders, principal shareholders, and any applicable governmental agency.

(ii)  The parties shall have entered into a Definitive Agreement and related ancillary documents in form and substance satisfactory to each party in its sole discretion.

(iii)  No material litigation or governmental action shall be pending or threatened with respect to the transactions contemplated hereby.

(iv)  All representations and warranties by Feldman to MPF in the Definitive Agreement and ancillary documents shall be accurate as of the date of Closing and shall survive Closing and the tender offer period as set forth in the Definitive Agreement.

(v)  Each party shall have performed and complied in all material respects with all agreements and conditions to be performed or complied with by them prior to the Closing.

(vi)  The results of the investigations and due diligence by MPF of Feldman and its properties shall be reasonably satisfactory to MPF in its sole discretion.

(vii)  MPF shall have informed Feldman in writing prior to the end of the Due Diligence Period that it intends to proceed with this transaction.

(vii)  Feldman shall have certified at Closing that no material adverse change shall have occurred at Feldman or its properties, including the operation or condition thereof or liabilities relating thereto, from the date of this LOI to the closing date.

CONDUCT OF BUSINESS:                          Between the date of this LOI and the expiration of the tender offer, Feldman will conduct and operate its properties in the usual and ordinary course and in substantially the manner as heretofore conducted by Feldman, and Feldman shall not take any action which shall have a material adverse effect on the organization, financial structure, practices or operations of Feldman or its properties.  Between the date of this LOI and the expiration of the tender offer, Feldman shall not issue any additional shares of common stock, warrants, options, promissory notes, or any other debt or equity instruments.

EXCLUSIVITY:                                              In consideration of MPF entering into this Letter of Intent and undertaking to investigate the businesses Feldman and to incur expenses in connection therewith, provided MPF is not in breach of this Letter of Intent, Feldman agrees that, until 5:00 p.m. Pacific Standard Time on the day that is 90 days after the execution of this Letter of Intent, neither Feldman nor any of its respective affiliates, officers, directors, management employees, agents, or advisors shall, directly or indirectly, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person or entity relating to Feldman or its assets, in whole or in part, through purchase, merger, consolidation, share exchange or otherwise. In addition, Feldman agrees immediately to cease and cause to be terminated any previously undertaken or ongoing activities, discussions or negotiations with any other person or entity with respect to any transaction of the type described in the preceding sentence. Furthermore, if Feldman or any of its respective shareholders, affiliates, officers, directors, management employees, agents, or advisors receives any communication regarding any offer or proposal of the type described in the first sentence of this Section during the 90 day period mentioned above, then Feldman shall immediately notify MPF of the receipt of such proposal and shall promptly provide to MPF a copy of such proposal (or if such proposal is not in writing, a written summary of its terms).

BROKERS:                                                     Each party hereto shall indemnify and hold harmless the other party from and against all claims or demands for commissions or other compensation by any broker, finder or similar agent claiming to have been employed or engaged by or on behalf of such party to this Letter of Intent.

CONFLICTING OBLIGATIONS:                  Feldman represents and warrants to MPF that Feldman is not a party to any letter of intent, agreement or understanding (except this Letter of Intent) relating to any purchase or other transaction involving Feldman or any of its material assets, or other business combination or change in control of Feldman, which otherwise could prevent or restrict Feldman from entering into this Letter of Intent and performing his, her or its obligations hereunder.

EXPENSES OF THE PARTIES:                     Except as otherwise expressly provided elsewhere in this Letter of Intent and regardless of whether or not the transaction contemplated hereunder is consummated, (i) MPF shall be solely responsible for, and shall bear, its own costs and expenses, including, without limitation, expenses and fees of legal counsel, accountants, advisors and all others, incurred at any time in connection with the inspection or investigation of Feldman and its properties, the negotiation of the terms and conditions contained or to be contained in this Letter of Intent and the Definitive Agreement and related documents, and the consummation  of the transactions contemplated hereby, and (ii) Feldman shall be solely responsible for, and shall bear, any such costs and expenses incurred by Feldman.

EFFECT:                                                         Other than the provisions of the sections entitled “Earnest Money Deposit,” “Exclusivity,” “Conflicting Obligations,” and "Expenses of the Parties" (which are and shall be a binding and enforceable agreement of Feldman and MPF), this Letter of Intent does not constitute a binding agreement by the parties hereto; instead, it expresses the intention of the parties to proceed expeditiously to negotiate, prepare, reach agreement on and execute a Definitive Agreement and related documents as contemplated by this Letter of Intent. Except for the section entitled Expenses of the Parties, which shall survive any termination hereof, this Letter of Intent shall terminate and be of no further force or effect if the execution and delivery of the Definitive Agreement and commencement of the tender offer has not occurred on or before the date which is 90 days from the date of execution of this Letter of Intent.

GOVERNING LAW:                                      This Letter of Intent shall be governed by and construed and enforced in accordance with the laws of the State of California, without regard to conflicts of laws principles.  Any action brought under this Letter of Intent may be brought in Contra Costa County, California.

Please indicate Feldman’s agreement to the terms hereof by having this Letter of Intent signed in the spaces provided below and returning a copy to the undersigned (Fax No.: 925 631-9119) no later than 5:00 p.m., Pacific Standard Time, on August 29, 2008 (at which time this Letter of Intent, if not so signed and returned, will expire). This Letter of Intent may be signed in any number of counterparts, all of which together shall constitute a single Letter of Intent. Signatures of the parties transmitted by facsimile will be valid and binding for all purposes.  Please do not hesitate to call with any questions regarding this Letter of Intent.  I can be reached at (925) 235-1003.

Very truly yours,

MacKenzie Patterson Fuller, LP.
            By:  Robert E. Dixon, Chief Investment Officer

ACCEPTED AND AGREED TO:

Feldman Mall Properties, Inc.

__________________________
By: Thomas E. Wirth, President